Exhibit 1.02

CONMED Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

CONMED Corporation (together with its consolidated subsidiaries, “CONMED”, the “Company”, “we”, “our” or “us”) is filing this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 and Form SD. This report includes information for CONMED and all of its consolidated subsidiaries, and is for the year ended December 31, 2013. The term “Conflict Mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), and Form SD, as: columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives (which are limited to tantalum, tin and tungsten unless the U.S. Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “covered countries”). The “covered countries” include Angola, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. For purposes of this Conflict Minerals Report, tin, tungsten, tantalum and gold will collectively be referred to as the 3TGs.

1. Introduction

The DRC and the covered countries are sources of the 3TG minerals, which are commonly used in the manufacturing of many industrial and consumer products. Concerns that the exploitation and trade of 3TGs by armed groups is helping to finance conflict in the DRC region have been expressed by various parties, including the U.S. Congress. Section 1502 of the Dodd-Frank Act, enacted in 2010, provided for a disclosure regime regarding conflict minerals. Companies covered by the terms of the Dodd-Frank Act (issuers of securities that are required to file annual and quarterly reports with the United States Securities and Exchange Commission (“SEC”) that have products that contain the 3TG) must annually file a Form SD (and, if applicable, a conflict minerals report as an exhibit thereto) with the SEC in order to, among other things, describe the issuer’s reasonable country of origin inquiry (“RCOI”) reasonably designed to determine whether any of the 3TGs used in the issuer’s products originated in the DRC or a covered country, and (if required) describe the measures the issuer has taken to exercise due diligence on the source and chain of custody of those 3TGs.

This Conflict Minerals Report describes our RCOI and the results thereof, and the design of our 3TGs due diligence measures to determine whether 3TGs in products that CONMED manufactures or contracts to manufacture originated in the DRC or a covered country, and provides an account of how these due diligence measures were implemented in 2013. This Conflict Minerals Report covers calendar year 2013, which is the first reporting period under Rule 13p-1.

This report is available on our website in our Investor Relations section at www.conmed.com. Information contained in or otherwise accessible through websites mentioned herein does not form part of this report. All references in this report to websites are inactive textual references and are for informational purposes only.

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2. Company Overview

CONMED is a medical technology company with an emphasis on surgical devices and equipment for minimally invasive procedures and monitoring.  The Company’s products are used by surgeons and physicians in a variety of specialties including orthopedics, general surgery, gynecology, neurosurgery, and gastroenterology.

Products

Our product lines consist of orthopedic surgery, general surgery and surgical visualization. Orthopedic surgery consists of sports medicine instrumentation and small bone, large bone and specialty powered surgical instruments and service fees related to the promotion and marketing of sports medicine allograft tissue. General surgery consists of a complete line of endo-mechanical instrumentation for minimally invasive laparoscopic and gastrointestinal procedures, a line of cardiac monitoring products as well as electrosurgical generators and related instruments. Surgical visualization consists of 2D and 3D video systems for use in minimally invasive orthopedic and general surgery. 3TG are in a significant portion of CONMED products as electronics are a vital component to many of our product offerings.

Refer to our 2013 Annual Report on Form 10-K, Part I, Item 1- Business, for further details about our business.

Supply chain

We manufacture substantially all of our products and assemble them from components, many of which we obtain from suppliers.  Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We require that our direct suppliers provide information on the origin of the 3TGs contained in components and materials supplied to us – including sources of 3TGs that are supplied to them from all applicable lower tier suppliers. Contracts with our suppliers are frequently multi-year term contracts and in those cases, we generally are unable to unilaterally impose new contract terms and flow-down requirements prior to expiration of the contract. We are working individually with selected suppliers to insure they provide 3TG sourcing information for all current contracts, and in all new contracts in the future. We have approached existing suppliers to adopt amendments regarding 3TGs, and as we renew contracts or enter into new contracts, we will add a clause that requires all applicable suppliers to provide information about the source of 3TGs and information about the smelters from which 3TGs are sourced. It will take some time, in light of existing contract term durations, to ensure that all supplier contracts contain what we believe are appropriate “flow-down” clauses. In the meantime and in parallel, all purchase orders for direct materials used in the composition of our products require that components must be free of Conflict Minerals.

Conflict Minerals Policy

In addition to the measures above, we have adopted a conflict minerals supply policy. This policy is available on our website at www.conmed.com in the Investor Relations section and is reprinted below:

CONMED CONFLICT MINERALS POLICY STATEMENT

CONMED Corporation is committed to maintaining high standards of corporate responsibility and takes seriously, the ending of the violence and human rights violations currently taking place in the Democratic Republic of the Congo (“DRC”) and surrounding countries (collectively known as the “Covered Countries”).

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The Conflict in the DRC

Centered in the east, the current conflict involves militant groups such as Congolese and Rwandan rebels, local militias and the Congolese army. These groups control many of the countries’ mineral deposits and use them as a means of funding the ongoing violence in the region. These militias illegally tax the trade of these minerals at multiple points along the supply chain. This region is plagued by human rights abuses such as slavery, bondage, mass rape, peonage and child soldiering.

CONMED’s Policy and Approach

•	Put policies and systems in place to reduce the risk that minerals used in our products originate from conflict mines. We continue to support initiatives that enable sourcing from conflict-free mines in the region, when possible.
•	Inform direct suppliers about our Conflict Minerals Policy and its relationship with CONMED’s Supplier Code of Conduct.
•	Work with direct suppliers and sub-suppliers to understand the chain of custody for conflict minerals, at a minimum, to the smelter or refiner level.
•	Work with our suppliers to provide written evidence documenting that the materials used in the manufacture of components and products supplied to CONMED are “DRC Conflict Free”. DRC Conflict Free is defined as the products that do not contain minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.
•	Work with suppliers to track and improve their compliance performance in sourcing minerals from their suppliers and sub-suppliers that are DRC Conflict-Free.

Expectations of CONMED Suppliers

•	Assist CONMED to maintain compliance with the SEC regulations related to conflict minerals and provide necessary documentation.
•	Perform due diligence with their supply chain to determine the chain of custody and origin of the conflict minerals.
•	Take steps to purchase parts, components or materials from their direct suppliers and sub-tier suppliers who source minerals for their products from smelters or refiners that are validated as being DRC conflict free.
•	Comply with information requests on the source and origin of conflict minerals in the parts, components or materials provided to CONMED, and maintain data on the chain of custody for a minimum of five years, provided to CONMED upon request.

The Future

•	CONMED envisions that our efforts, joined with thousands of other companies’ efforts, will create a stable conflict-free and prosperous DRC mining industry and local development.
•	We will continue our conflict-free efforts by continually monitoring our supply chain.

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In addition to the above policy, refer to our Code of Conduct located in the Investor Relations section of our website at www.conmed.com for further information regarding our ethics policy and procedures.

3. Due Diligence Process

3.1 Reasonable Country of Origin Inquiry

Our reasonable country of origin inquiry (“RCOI”) employed a combination of measures to determine whether the 3TGs necessary for the functionality or production of CONMED products originated from the DRC or any of the covered countries. CONMED’s primary means of determining country of origin of necessary 3TGs was by conducting a supply chain survey with direct suppliers using the Electronic Industry Citizenship Coalition® (“EICC”®) and The Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (collectively, the “EICC-GeSI form”), known as the CFSI Reporting Template. This supply chain survey was implemented with the assistance of a third-party service provider, which is also assisting us with the development and implementation of additional steps that we will undertake with suppliers in regard to conflict minerals.

As an initial step, we identified suppliers that provided items to CONMED that were used in final products in 2013. This list was composed of approximately 1,100 suppliers, and included many suppliers that did not provide any 3TGs. Any suppliers that appeared on this initial list could be placed out of scope during the supplier survey process, for example, due to error because they did not provide components used in our products or, as the EICC-GeSI form allows, because any 3TGs are unnecessary to the functionality or production of the supplier’s products.

The EICC-GeSI form was developed to facilitate disclosure and communication of information regarding smelters that provide 3TGs material to a company’s supply chain. It includes questions regarding a supplier’s “conflict-free” policy, engagement with its direct suppliers, and a listing of the smelters used in products provided to CONMED. In addition, the template contains questions about the origin of 3TGs included in the supplier’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. This form is being used by many other companies in their due diligence processes related to the 3TG minerals.

More than half of the CONMED suppliers contacted provided a response. Non-responsive suppliers were contacted a minimum of three times by our third-party administrator. After three months of continuing non-responsiveness, suppliers were contacted via email and phone by CONMED procurement team members to further encourage their response via the EICC-GeSI reporting template.

Of the approximately 540 suppliers that provided a response, approximately 25% reported that their products contained 3TGs necessary to the functionality or production of their products. Only four suppliers have indicated to us that the 3TGs used in their products originate from the DRC (but it was unknown whether they finance conflict).

On the basis of the responses, CONMED is unable to determine that 3TGs necessary for the functionality or production of our products did not originate in the DRC or its adjoining countries, and accordingly, CONMED engaged in the due diligence measures on the source and chain of custody of those 3TGs, as described in the next section of this Conflict Minerals Report.

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3.2 Design of Due Diligence Measures

Our due diligence measures have been designed to conform, in all material respects, with the framework established in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

We have set up a two-stage data analysis. The first stage is the RCOI process described above. We identified a list of suppliers that provided items to CONMED that were used in final products in 2013, and asked each to complete the “EICC-GeSI form”).

We review the results of the EICC-GeSI form and, based on the responses, we identify whether the supplier identifies itself as “conflict free” within the scope of the EICC-GeSI form, and we conduct a two-stage process. We describe our procedures for each stage in more detail below.

Stage 1

During Stage 1, we first determine the minimum answers we will accept from our suppliers to specific questions on the EICC-GeSI form. We want to ensure our suppliers have received at least 25% of the completed EICC-GeSI forms for each mineral from their suppliers. We want to ensure our suppliers have a policy in place that includes DRC conflict-free sourcing. We want to ensure our suppliers have implemented due diligence procedures for conflict-free sourcing. We want to ensure the supplier verifies due diligence information from their suppliers. We want to understand if our suppliers’ verification process includes corrective action management.

▪	Our minimum pass/fail requirements for Stage 1 are:

o	The items noted in the paragraph above must all be in place.

o	The focus, at this stage in the Conflict Minerals compliance journey, is on the “company level” questions in the lower section of the EICC-GeSI form. These shed light on a company’s compliance to the process, due diligence and responsibility aspects of conflict minerals compliance rather than whether they know where 3TGs are from or if they have all the answers from all suppliers yet.

o	Many suppliers are in the middle of the process, and do not have many answers beyond “unknown”.

o	When suppliers meet or exceed those criteria, they are in the “Pass Bucket”; when suppliers fail to meet those criteria, they are in the “Fail Bucket”

o	For any supplier in the “Fail Bucket”, we will be reaching out to them for a discussion regarding their EICC-GeSI form responses. Our goal is that suppliers will, upon further inquiry, meet the “Pass Bucket” criteria, or set a timeline for meeting those requirements.

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Stage 2

During Stage 2, we want to obtain supporting evidence and verify that the information supplied to us during the Stage 1 process is valid. Only a percentage of suppliers will go to formal verification, based on size, scope and other factors. In this stage, a Supplier will be asked to provide supporting documentation that validates its claims made on the EICC-GeSI form. For example, we may ask for the supplier’s conflict minerals policy, or ask for a description of the supplier’s due diligence process. In addition, at this stage, we would begin to verify information provided to us about smelters used by the suppliers.

3.3 Management Systems

As described above, CONMED has adopted a conflict minerals policy, which is located in the Investor Relations section of the CONMED Corporation website (http://www.conmed.com).

Internal Team

CONMED has established a management system regarding sourcing of 3TGs. Our management system includes both internal and external resources led by a project manager and subject matter experts at each of our manufacturing locations. This group is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis. We also use a third-party service provider to assist us with evaluating supply chain information regarding 3TGs and in the development and implementation of additional due diligence steps that we will undertake with suppliers in regard to conflict minerals.

Control systems

As we do not typically have a direct relationship with 3TGs smelters and refiners, and due to our position in the supply chain and limited insight into deeper levels of the supply chain, we are engaged and actively cooperate with other major manufacturers in the medical device industry regarding 3TGs sourcing matters.

With regard to our suppliers, controls include, but are not limited to, our Code of Conduct, which outlines expected behaviors for all CONMED employees, our supplier approval and review process as further described below, and contractual protections, which are further described above in our Supply Chain section under Company Overview.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we use a Supplier Approval Process that evaluates our suppliers based on their quality systems and their readiness to provide CONMED all of the required services and support documents. In addition, key suppliers are evaluated on the “Supplier Report Card” as to their performance to all aspects of the supply contract. This review includes, but is not limited to product quality, supplier performance and ensuring conflict mineral compliance.

Grievance Mechanism

Various communication channels exist to serve as grievance mechanisms for early-warning risk awareness. We have multiple longstanding grievance mechanisms whereby employees (internal) and suppliers (external) can report violations of CONMED’s policies. This includes, but is not limited to our whistleblower hotline that is part of our Code of Business Conduct and Ethics policy located in the Investor Relations section of the CONMED Corporation website (http://www.conmed.com).

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Maintain records

We have adopted a policy to retain relevant documentation, including the records of the Stage 1/Stage 2 due diligence process described above. Documentation will be retained for a minimum period of five years.

3.4 Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.

For 2013, we identified 1,095 direct suppliers. We rely on these suppliers, whose components may contain 3TGs, to provide us with information about the source of potential 3TGs contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Risks and red flags are identified automatically in our due diligence system based on criteria established for supplier responses to the EICC-GeSI form as described in Section 3.2 under “Stage 1”. Red Flag responses are dealt with directly by contacting the supplier, gathering pertinent data and performing an assessment of the Supplier's Conflict Minerals status.

3.5 Design and Implement a Strategy to Respond to Risks

CONMED has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored.  Refer to Stage 1 and 2 of the due diligence process. "Fails" are a risk that is dealt with by implementing supplier corrective action measures, which are designed to help ensure that CONMED suppliers have policies and procedures in place that will produce the necessary data in an accurate manner. All this data is than verified through an assessment of supporting data, including smelter information, in Stage 2. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations, we have through a third party provided live webinar training on conflict minerals and the EICC-GeSI form, including instructions on completing the form, made such training available in a constantly accessible recorded video format, and completed one-on-one email and phone discussions with supplier personnel.

As described in our Conflict Minerals Policy, we engage any of our suppliers whom we have reason to believe are supplying us with 3TGs from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TGs that does not support such conflict, as provided in the OECD guidance. If we are not satisfied with the results, then we will terminate a contract or find a replacement supplier. To date, we have found no instances where it was necessary for us to terminate a contract or find a replacement supplier.

In addition, in designing and implementing our strategy to respond to the supply chain risks that we identified, CONMED analyzed various industry approaches, and consulted with other companies in our industry.

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3.6 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We support independent third-party audits through our participation in the Conflict Free Smelter Initiative (“CFSI”). We do not typically have a direct relationship with 3TG smelters and refiners, and we do not perform or direct audits of these entities within our supply chain.

3.7 Report on Supply Chain Due Diligence

In addition to this Conflict Minerals Report, for further information about our supply chain Conflict Minerals Policy, including our approach for supply chain due diligence and supplier expectation, please refer above for a copy of the policy or it is also located in the Investor Relations section of the CONMED Corporation website (http://www.conmed.com).

4. Due Diligence Results

Survey Responses

We have received responses from 49.2% of the suppliers that we surveyed as of May 21, 2014. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported. We have worked directly with these suppliers to provide revised responses. Of the suppliers contacted for additional information clarification, 14.7% responded, of which 31.6% are still working to provide sufficient information to be deemed as a pass and move on to Stage 2.

Responses included the names and smelter IDs of 204 entities listed by our suppliers as smelters or refiners. 31.9% of these entities were identified as certified Conflict-Free using the CFSI Reporting Template Revision 2.03a. We compared these facilities to the CFSI list of smelters and where a supplier indicated that the facility was certified as Conflict-Free, we ensured that the name was listed by CFSI. The remaining 68.1% of processing facilities were not able to be validated as in fact being smelters or refiners because they were not on the CFSI list. CONMED supports the refinement and expansion of the list of participating smelters through our membership in the CFSI program.

The large majority of the responses received provided data at a company or subsidiary level or, as described above, were unable to specify the smelters or refiners used for components supplied to CONMED. From our due diligence efforts, we have determined some suppliers only use the smelters listed below. With the exception of these smelters, we are therefore unable to determine whether any of the 3TGs reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Year 2 of CONMED’s conflict minerals program focuses on vetting smelter data including:

•	Working with suppliers to move to the EICC-GeSI reporting template 3.0 where new smelter IDs have been assigned.
•	Requiring the use of smelter identification numbers. Supplier responses will not be considered complete without identification numbers.
•	Suppliers will also be requested to inform CONMED of the correlation between these smelters and the products and parts they supply to CONMED.
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•	A comparison of these facilities to the CFSI list of smelters.

Efforts to determine mine or location of origin

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and requirement that our suppliers conform with the same standards that meets the OECD guidelines, and report to us using the EICC-GeSI form, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TGs in our supply chain. Through this industry joint effort, we made reasonable determination of the mines or locations of origin of the 3TGs in our supply chain. We also requested that all of our suppliers support the initiative by following the sourcing initiative and working to align their declared sources with the “Known” and “Conflict Free” lists of sourced metals.

Smelters or Refiners

Below is a listing of the smelters we have verified through our surveys and internal verification that are deemed to be certified and on the Conflict Free Sourcing Initiative (“CFSI”) listing.

Metal	Standard Smelter Name	Country
Gold	Allgemeine Gold- und Silberscheideanstalt A.G.	GERMANY
Gold	AngloGold Ashanti Minerao Ltda	Brazil/FEDERATIVE REPUBLIC OF BRAZIL
Gold	Argor-Heraeus SA	SWITZERLAND
Gold	Asahi Pretec Corporation	JAPAN
Gold	Dowa	JAPAN
Gold	Heraeus Ltd Hong Kong	HONG KONG
Gold	Heraeus Precious Metals GmbH & Co. KG	GERMANY
Gold	Istanbul Gold Refinery	Turkey/REPUBLIC OF TURKEY
Gold	Johnson Matthey Inc	UNITED STATES
Gold	Johnson Matthey Limited	CANADA
Gold	JX Nippon Mining & Metals Co., Ltd	JAPAN
Gold	Kojima Chemicals Co. Ltd	JAPAN
Gold	LS-Nikko Copper Inc	KOREA, REPUBLIC OF
Gold	Materion	UNITED STATES
Gold	Matsuda Sangyo Co. Ltd	JAPAN
Gold	Metalor Technologies (Hong Kong) Ltd	HONG KONG
Gold	Metalor Technologies SA	SWITZERLAND
Gold	Metalor USA Refining Corporation	UNITED STATES
Gold	Mitsubishi Materials Corporation	JAPAN
Gold	Mitsui Mining and Smelting Co., Ltd.	JAPAN
Gold	Nihon Material Co. LTD	JAPAN
Gold	Ohio Precious Metals LLC.	UNITED STATES

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Gold	PAMP SA	Swaziland/KINGDOM OF SWAZILAND
Gold	Rand Refinery Limited	South Africa/REPUBLIC OF SOUTH AFRICA
Gold	Royal Canadian Mint	CANADA
Gold	Kennecott Utah Copper	UNITED STATES
Gold	Solar Applied Materials Technology Corp.	TAIWAN
Gold	Sumitomo Metal Mining Co. Ltd.	JAPAN
Gold	Tanaka Kikinzoku Kogyo K.K.	JAPAN
Gold	Umicore SA Business Unit Precious Metals Refining	BELGIUM
Gold	United Precious Metal Refining, Inc.	UNITED STATES
Gold	Valcambi SA	SWITZERLAND
Gold	Western Australian Mint trading as The Perth Mint	AUSTRALIA
Gold	Xstrata Canada Corporation	CANADA
Tantalum	Conghua Tantalum and Niobium Smeltry	China/PEOPLE'S REPUBLIC OF CHINA
Tantalum	Duoluoshan	China/PEOPLE'S REPUBLIC OF CHINA
Tantalum	Exotech Inc.	UNITED STATES
Tantalum	F&X	CHINA
Tantalum	Global Advanced Metals	UNITED STATES
Tantalum	H.C. Starck GmbH	GERMANY
Tantalum	Hi-Temp Specialty Metals, Inc	United States/UNITED STATES OF AMERICA
Tantalum	JiuJiang Tambre Co. Ltd.	CHINA
Tantalum	Kemet Blue Powder	UNITED STATES
Tantalum	LMS Brasil S.A.	Brazil/FEDERATIVE REPUBLIC OF BRAZIL
Tantalum	Mitsui Mining & Smelting	JAPAN
Tantalum	Molycorp Silmet	Estonia/REPUBLIC OF ESTONIA
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA
Tantalum	Plansee	AUSTRIA
Tantalum	QuantumClean	United States/UNITED STATES OF AMERICA
Tantalum	RFH	China/PEOPLE'S REPUBLIC OF CHINA
Tantalum	Tantalite Resources	SOUTH AFRICA
Tantalum	Taki Chemical Co., Ltd.	JAPAN
Tantalum	Solikamsk Metal Works	Russia/RUSSIAN FEDERATION
Tantalum	Ulba	KAZAKHSTAN

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Tantalum	Zhuzhou Cement Carbide	CHINA
Tin	Cookson	UNITED STATES
Tin	Geiju Non-Ferrous Metal Processing Co. Ltd.	CHINA
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
Tin	Mineração Taboca S.A.	BRAZIL
Tin	Minsur	PERU
Tin	OMSA	BOLIVIA
Tin	PT Bukit Timah	INDONESIA
Tin	Thaisarco	THAILAND
Tin	Yunnan Tin Company Limited	CHINA
Tungsten	Telex	UNITED STATES

5. Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary 3TGs in our products could benefit armed groups in the DRC or covered countries:

a.	Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b.	Engage with suppliers and direct them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

•	All suppliers that were non-responsive will be further contacted to encourage reply.

•	All suppliers that did not know the origin of the 3TGs in products will be further encouraged to examine their supply chain and enact due diligence measures as per the OECD Due Diligence guidelines.

c.	Engage any of our suppliers found to be supplying us with 3TGs from sources that support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict.

d.	Work with the OECD and relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

e.	Where possible, encourage smelters to obtain certified Conflict-Free status under the CFSI Reporting Template.

f.	Continue our participation in the CFSI.

g.	Monitor industry best practices, and continue to work with a third-party service provider to enhance our due diligence and supply chain management process, as appropriate. This includes requesting Conflict Free sourcing by our suppliers as further described in our Conflicts Mineral Policy and in the contractual provisions described above in our Supply Chain section under Company Overview.

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h.	Examine supplier replacement alternatives.

•	CONMED will consider replacing suppliers that remain non-responsive, or that are unable to, by the end of the next reporting period, enact due diligence measures as per the OECD Due Diligence guidelines to be in a position to definitively determine origin of 3TG minerals and ensure “conflict-free” status by the calendar year 2015.

6. Independent Audit

In accordance with the requirements of Rule 13p-1 and applicable guidance from the SEC staff, we are not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2013.

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